

P.O. BOX 738 - MARIETTA, OHIO - 45750
www.peoplesbancorp.com

NEWS RELEASE

FOR IMMEDIATE RELEASE   **Contact:** John C. Rogers
April 24, 2018   Chief Financial Officer and Treasurer
                                                                     (740) 373-3155

PEOPLES BANCORP INC. REPORTS RECORD QUARTERLY NET INCOME

    MARIETTA, Ohio - Peoples Bancorp Inc. ("Peoples") (NASDAQ: PEBO) today announced results for the quarter ended March 31, 2018. Net income totaled $11.7 million for the first quarter of 2018, representing earnings per diluted common share of $0.64. During the first quarter of 2018, earnings per diluted common share were positively impacted by $0.06 due to the reduced effective tax rate associated with the Tax Cuts and Jobs Act enacted in December 2017, and by $0.03 due to increases in the fair value of investments in equity securities. In addition, earnings per diluted common share were negatively impacted by $0.01 due to non-core charges. In comparison, earnings per diluted common share were $0.49 for the fourth quarter of 2017 and $0.48 for the first quarter of 2017.

    On April 13, 2018, Peoples completed the previously announced merger with ASB Financial Corp. ("ASB"). ASB merged into Peoples and ASB's wholly-owned subsidiary, American Savings Bank, fsb, which operated six full service bank branches and two loan production offices in southern Ohio and northern Kentucky, merged into Peoples Bank. Consideration of $41.5 million was paid for the acquisition, which was slightly higher than Peoples' initial estimate, due to a higher price of Peoples' common shares on the effective date of the merger, and a lower election of cash versus Peoples' common shares by the ASB shareholders than anticipated.

    "We are pleased to announce record quarterly net income for the first quarter of 2018. We generated positive operating leverage and achieved meaningful loan growth during the quarter. Additionally, we improved key metrics, including our efficiency ratio, return on average assets, return on average stockholders' equity, and pre-provision net revenue, which demonstrates our continued focus on strengthening our core business," said Chuck Sulerzyski, President and Chief Executive Officer. "We have remained disciplined in our approach to growing revenues faster than expenses, resulting in an improvement in the efficiency ratio of more than 300 basis points compared to the first quarter of 2017. We are pleased with the good start to the year and believe we are well positioned to continue to provide solid shareholder returns as we move forward in 2018 and beyond.

    "Of equal or greater importance, we are also pleased to welcome the shareholders, customers, employees and communities of ASB to Peoples."

Statement of Operations Highlights:
- *Net interest income grew 1% compared to the fourth quarter of 2017, which included two additional days, and 9% compared to the first quarter of 2017.*
  - Net interest margin was 3.66% for the first quarter of 2018, compared to 3.63% for the linked quarter and 3.55% for the first quarter of 2017.
  - The first quarter of 2018 benefited from proceeds received on an investment security that had previously been written down due to an other-than-temporary impairment, which added 4 basis points to net interest margin.
- *Provision for loan losses was $2.0 million for the first quarter of 2018, an increase of $0.9 million from the linked quarter, and $1.4 million from the first quarter of 2017.*
  - During the first quarter of 2018, a charge-off of $827,000 was recorded for one acquired commercial loan relationship.
- *Total fee-based income increased 14% during the first quarter of 2018 compared to the linked quarter, and 12% compared to the first quarter of 2017.*
  - The increase compared to the linked quarter was largely due to annual performance-based insurance commissions, which are recognized in the first quarter of each year.

- The increase compared to the first quarter of 2017 was partially due to the implementation of the new revenue recognition accounting standard and income related to the acquisition of a third-party insurance administration company on January 31, 2017 and a property and casualty focused independent insurance agency on October 2, 2017.
- **Total non-interest expense was up 3% for the first quarter of 2018 compared to both the linked quarter and the first quarter of 2017.**
  - The first quarter of 2018 included certain salaries and benefits expenses that will not recur in subsequent quarters of 2018, including Health Savings Account contributions and a one-time stock award granted to employees, which together accounted for 57% of the increase in salaries and benefits expenses compared to the linked quarter.
  - The efficiency ratio continued to improve and was 61.8% for the first quarter of 2018, compared to 62.1% for the fourth quarter of 2018 and 64.9% for the first quarter of 2017.
- **Operating leverage was positive for the first quarter of 2018 compared to the first quarter of 2017.**
  - Compared to the first quarter of 2017, revenue was up 10%, while expenses grew 3%.
  - Accounting Standards Update ("ASU") 2016-01, which requires changes in the fair value of equity securities to be recognized in income beginning January 1, 2018, contributed 2% of the revenue growth for the quarter.

Balance Sheet Highlights:
- **Period-end loan balances grew 8%, on an annualized basis, compared to December 31, 2017, while average loan balances for the first quarter of 2018 grew 6% compared to the first quarter of 2017.**
  - Commercial loan balances grew $32.4 million, or 10% annualized, during the first quarter of 2018 compared to December 31, 2017, and $118.8 million, or 9%, compared to March 31, 2017.
  - Indirect consumer loans grew $7.1 million, or 8% annualized, during the first quarter of 2018 compared to December 31, 2017, and $64.1 million, or 23%, compared to March 31, 2017.
- **Asset quality remained relatively stable during the quarter.**
  - Nonperforming assets decreased to 0.72% of total loans and other real estate owned ("OREO") at March 31, 2018 compared to 0.74% at December 31, 2017, and 0.98% at March 31, 2017.
  - Nonperforming assets decreased 1% at March 31, 2018, compared to December 31, 2017, and 21% compared to March 31, 2017.
  - Allowance for loan losses as a percent of total loans was 0.78% at March 31, 2018, compared to 0.80% at December 31, 2017, and 0.82% at March 31, 2017.
  - Compared to December 31, 2017, classified loans decreased $1.7 million, while criticized loans increased $25.9 million.
- **Period-end total deposit balances at March 31, 2018 increased $82.9 million, or 3%, compared to December 31, 2017, and $111.0 million, or 4%, compared to March 31, 2017.**
  - Growth in governmental deposit balances during the first quarter of 2018 was $77.4 million, or 29%, compared to December 31, 2017, due primarily to seasonality.
  - Total demand deposit balances were 41% of total deposits at March 31, 2018, compared to 42% at December 31, 2017, and 40% at March 31, 2017.

Net Interest Income:

Net interest income was $29.4 million for the first quarter of 2018, a 1% increase compared to the linked quarter and a 9% increase over the first quarter of 2017. Net interest margin increased to 3.66% for the first quarter of 2018, compared to 3.63% for the fourth quarter of 2017 and 3.55% for the first quarter of 2017. The increase in net interest income compared to the first quarter of 2017 was primarily due to loan growth and increasing interest rates. The first quarter of 2018 also benefited from proceeds of $341,000 received on an investment security that had been previously written down due to an other-than-temporary impairment, which added 4 basis points to net interest margin for the quarter. The increase in net interest income compared to the linked quarter was muted by two fewer days, in which interest was not earned during the first quarter of 2018.

The accretion income from acquisitions, net of amortization expense, was $566,000 for the first quarter of 2018, compared to $715,000 for the fourth quarter of 2017, and $829,000 for the first quarter of 2017, which added 7 basis points, 8 basis points, and 11 basis points, respectively, to net interest margin.

Provision for Loan Losses:

The provision for loan losses was $2.0 million for the first quarter of 2018, compared to $1.1 million for the fourth quarter of 2017 and $0.6 million for the first quarter of 2017. During the first quarter of 2018, provision for loan losses increased due to circumstances that decreased the likelihood of collectibility for one acquired commercial loan relationship, which was ultimately charged off in the amount of $827,000 at the end of the first quarter of 2018. The increase in the first quarter of 2018 compared to both the fourth quarter of 2017 and the first quarter of 2017 was also due to loan growth, partially offset by improvements in certain asset quality metrics.

Total Fee-based Income:

Total fee-based income for the first quarter of 2018 was $14.9 million, compared to $13.1 million for the fourth quarter of 2017 and $13.3 million for the first quarter of 2017. The increase of $1.8 million, or 14%, compared to the linked quarter was largely attributable to annual performance-based insurance commissions, which are primarily recognized in the first quarter of each year. The annual performance-based insurance commissions for the first quarter of 2018 and the first quarter of 2017 were $1.3 million. In addition, the implementation of ASU 2016-01, requiring changes in the fair value of equity securities to be recognized in income beginning January 1, 2018, added $460,000 to fee-based income during the first quarter of 2018. An additional contributor to the increase in fee-based income compared to the fourth quarter of 2017 was Small Business Administration ("SBA") loan sale revenue of $313,000 recorded during the first quarter of 2018. These increases were partially offset by a decrease of $364,000 in deposit account service charges compared to the linked quarter, which was largely due to a decline in overdrafts and non-sufficient funds fees. During the first quarter of 2018, changes were made to the overdraft and non-sufficient funds methodology to be more in-line with industry practices. The amount of deposit account service charges, particularly fees for overdrafts and non-sufficient funds, is largely dependent on the timing and volume of customer activity.

The increase of $1.6 million, or 12%, compared to the first quarter of 2017 was due in part to growth in insurance income, resulting from the implementation of the new revenue recognition accounting standard that was effective January 1, 2018, and the acquisition of a third-party insurance administration company on January 31, 2017 and a property and casualty focused independent insurance agency on October 2, 2017. Other factors that contributed to the increase in total fee-based income compared to the first quarter of 2017 were growth in trust and investment income, primarily resulting from increases in assets under administration and management, and growth in electronic banking income, primarily resulting from an increase in customer transaction volume. These factors were partially offset by a decrease in commercial loan swap fee income, which is dependent upon customer demand.

Total Non-interest Expense:

Total non-interest expense for the first quarter of 2018 was $28.2 million, compared to $27.4 million for the fourth quarter of 2017 and $27.3 million for the first quarter of 2017. The increase compared to the linked quarter was primarily attributable to an increase in salaries and employee benefit costs, partially offset by a decrease in professional fees. The increase in salaries and employee benefit costs was primarily attributable to increased stock-based compensation.   During the first quarter of 2018, the Board of Directors granted a one-time stock award of unrestricted common shares to all full-time and part-time employees who did not already participate in the equity plan, which resulted in an expense of $388,000. In addition, Health Savings Account contributions are recorded in the first quarter of each year and resulted in an expense of $405,000 in the first quarter of 2018. Additional contributors to the increase in salaries and employee benefit costs compared to the fourth quarter of 2017 were annual merit increases and an increase in employee count. The decrease in professional fees during the first quarter of 2018 compared to the fourth quarter of 2017 was largely due to decreased acquisition-related charges.

The increase in total non-interest expense compared to the first quarter of 2017 was largely due to increases in salaries and employee benefits costs, driven by the one-time stock award granted by the Board in the first quarter of 2018, annual merit increases, and an increase in employee count, partially offset by a decrease in medical insurance benefits expense. An additional contributor to the increase in total non-interest expense compared to the first quarter of 2017 was an increase in data processing and software expense, driven by the implementation of enhanced functionalities for Peoples' core banking system, including certain mobile banking tools made available to customers.

Total non-interest expense, adjusted for non-core charges, was $28.1 million for the first quarter of 2018, compared to $26.8 million for the fourth quarter of 2017, and $27.3 for the first quarter of 2017. In the first quarter of 2018, Peoples recognized $149,000 of acquisition-related costs. In the fourth quarter of 2017, Peoples recognized $341,000 of acquisition-related costs and a $242,000 pension settlement charge. No non-core charges were recorded in the first quarter of 2017.

The efficiency ratio for the first quarter of 2018 was 61.8%, compared to 62.1% for the linked quarter, and 64.9% for the first quarter of 2017. The efficiency ratio, when adjusted for non-core charges, was 61.4% for the first quarter of 2018, compared to 60.7% for the linked quarter, and 64.9% for the first quarter of 2017. The efficiency ratio, when adjusted for non-core charges, has remained below 65% for the last 10 quarters, with the increase compared to the linked quarter due primarily to the increase in total non-interest expense.

Income Tax Expense:

For the first quarter of 2018, Peoples recorded income tax expense of $2.4 million, compared to $5.3 million for the linked quarter, and $3.9 million for the first quarter of 2017. The reduction in the income tax expense reported in the first quarter of 2018 was largely due to the decrease in the federal statutory corporate income tax rate from 35% to 21% as a result of the Tax Cuts and Jobs Act enacted in December 2017, and its impact on Peoples' effective tax rate, which decreased to 16.9%, compared to 37.2% for the fourth quarter of 2017 and 30.4% for the first quarter of 2017. The first quarter of 2018 included a tax benefit of $290,000 as a result of stock awards that settled or vested during the quarter, compared to $104,000 tax benefit during the first quarter of 2017. The settlement or vesting of a majority of stock awards granted by Peoples is recorded annually in the first quarter. The fourth quarter of 2017 was impacted by the write down of $897,000 of net deferred tax assets that had been recorded in December 2017 in connection with the enactment of the Tax Cuts and Jobs Act.

Loans:

Period-end total loan balances at March 31, 2018 increased $45.2 million, or 8% annualized, compared to December 31, 2017. Commercial lending continued to be a key component of loan growth, as commercial loan balances increased $32.4 million, or 10% annualized, during the quarter. The growth in commercial loan balances was almost evenly split between commercial and industrial loans, which grew $16.5 million, or 14% annualized, and commercial real estate loans, which grew $15.9 million, or 7% annualized. Residential real estate loans grew $7.6 million, or 6% annualized, compared to December 31, 2017, which was largely the result of Peoples acquiring a loan portfolio in the amount of $16.5 million. Indirect consumer lending also contributed to the total increase in loan balances, with growth of $7.1 million, or 8% annualized, during the quarter.

Compared to March 31, 2017, period-end loan balances at March 31, 2018 increased $152.8 million, or 7%. The increase was primarily the result of commercial loan growth of $118.8 million, or 9%, which was almost evenly split between commercial and industrial loans, which grew $60.3 million, or 14%, and commercial real estate loans, which grew $58.5 million, or 7%. From a bank regulatory perspective, non-owner-occupied commercial real estate loan balances as of March 31, 2018 remained well below the financial institutions regulators' guidance of 300% of total risk-based capital. The ratio at March 31, 2018 of non-owner-occupied commercial real estate loans to total risk-based capital was 155%, compared to 154% as of December 31, 2017, and 152% as of March 31, 2017. Indirect consumer lending also contributed loan growth of $64.1 million, or 23%, compared to March 31, 2017, and was partially offset by decreases in residential real estate loans. At both March 31, 2018 and December 31, 2017, commercial and industrial loan balances comprised 20%, and indirect consumer loan balances comprised 14% of the total loan portfolio, compared to 19% and 13%, respectively, at March 31, 2017. The growth in indirect consumer loan balances has moderated over the last few quarters due to the increases in pricing that Peoples has implemented periodically over the last year, and increased competition.

Quarterly average gross loan balances increased $34.7 million, or 6% annualized, compared to the linked quarter. Commercial loans provided growth of $38.2 million, while consumer indirect loan growth of $4.5 million was more than offset by decreases in other consumer lending categories. Quarterly average gross loan balances for the three months ended March 31, 2018 increased 6% compared to the same period in 2017, with commercial loan growth of $101.7 million, or 8%, and consumer indirect loan growth of $73.3 million, or 27%.

Asset Quality:

Asset quality metrics remained stable during the first quarter of 2018. Nonperforming assets as a percent of total loans and OREO decreased to 0.72% at March 31, 2018, compared to 0.74% at December 31, 2017 and 0.98% at March 31, 2017. At March 31, 2018, nonperforming assets declined 1% from December 31, 2017, and 21% from March 31, 2017.

Annualized net charge-offs were 0.34% of average gross loans during the first quarter of 2018, compared to 0.22% in the linked quarter and 0.11% in the first quarter of 2017. The higher net charge-off rate during the first quarter of 2018 was primarily due to the charge-off of a single acquired commercial loan relationship.

Classified loans, which are those categorized as substandard or doubtful, decreased $1.7 million, or 4%, compared to December 31, 2017 and $11.8 million, or 21%, compared to March 31, 2017. As a percent of total loans, classified loans were 1.86% at March 31, 2018, compared to 1.97% at December 31, 2017 and 2.51% at March 31, 2017. Criticized loans, which are those categorized as special mention, substandard or doubtful, increased $25.9 million, or 29%, compared to December 31, 2017, and increased $15.0 million, or 15%, compared to March 31, 2017. As a percent of total loans, criticized loans were 4.84% at March 31, 2018, compared to 3.83% at December 31, 2017 and 4.50% at March 31, 2017. The increase in criticized loans compared to the end of the linked quarter was primarily due to the downgrade of one large commercial loan relationship.

At March 31, 2018, the allowance for loan losses remained flat at $18.8 million compared to December 31, 2017, and increased $0.3 million compared to March 31, 2017. The ratio of the allowance for loan losses as a percent of total loans was 0.78% at March 31, 2018, compared to 0.80% at December 31, 2017, and 0.82% at March 31, 2017. The ratio includes total acquired loans of $413.2 million and allowance for acquired loan losses of $0.1 million.

Deposits:

As of March 31, 2018, period-end deposits increased $82.9 million, or 3%, compared to December 31, 2017, and $111.0 million, or 4%, compared to March 31, 2017. Compared to the end of the linked quarter, the growth was largely due to an increase of $77.4 million, or 29%, in governmental deposits. Balances in governmental deposits are seasonally higher in the first quarter of each year compared to other quarters. Deposit balances for commercial customers in total were up $111.1 million at March 31, 2018 compared to December 31, 2017, and were partially offset by decreases of $28.2 million in consumer customer deposit balances.

Compared to the end of the first quarter of 2017, the increase was primarily attributable to growth of $78.1 million in demand deposit accounts, which was largely driven by increases in commercial customer balances. In addition, total certificates of deposit grew $28.5 million compared to the end of the first quarter of 2017. Total certificates of deposit increased compared to the first quarter of 2017 primarily due to the addition of relatively shorter term funding on the balance sheet in the form of brokered certificates of deposit. Increases in deposit balances for commercial customers contributed 71% of the growth in total deposits at March 31, 2018 compared to March 31, 2017.

Average deposits for the first quarter of 2018 were relatively flat, increasing $9.7 million compared to the linked quarter. This increase was largely attributable to increases of $14.7 million in total certificates of deposit, $10.1 million in governmental deposits, and $9.8 million in savings accounts, offset by decreases of $14.9 million in demand deposit accounts and $9.9 million in money market deposit accounts. Compared to the first quarter of 2017, average deposits were up $133.5 million, or 5%, for the first quarter of 2018, largely due to increases of $75.8 million in demand deposit accounts, $71.7 million in brokered certificates of deposit, and $13.7 million in savings accounts, partially offset by a decrease of $30.9 million in money market deposit accounts.

Total demand deposit accounts comprised 41% of total deposits at March 31, 2018, compared to 42% at December 31, 2017 and 40% at March 31, 2017.

Stockholders' Equity:

At March 31, 2018, the tier 1 risk-based capital ratio was 13.57%, compared to 13.52% at December 31, 2017, and 13.34% at March 31, 2017. The common equity tier 1 risk-based capital ratio was 13.28% at March 31, 2018, compared to 13.23% at December 31, 2017, and 13.05% at March 31, 2017. The total risk-based capital ratio was 14.31% at March 31, 2018, compared to 14.39% at December 31, 2017 and 14.27% at March 31, 2017. These capital ratios were impacted by increased earnings during the first quarter of 2018, compared to both the linked quarter and the first quarter of 2017, which exceeded the dividends declared and paid during the first quarter of 2018 by $7.0 million.

Peoples' capital position remained strong at March 31, 2018. The book value per share was $24.87 at March 31, 2018, compared to $25.08 at December 31, 2017, and $24.25 at March 31, 2017. The tangible book value per share was $17.04 at March 31, 2018, compared to $17.17 at December 31, 2017, and $16.28 at March 31, 2017. The tangible equity to tangible assets ratio was 8.97% at March 31, 2018, compared to 9.14% at December 31, 2017, and 8.98% at March 31, 2017. The primary contributor to the decrease in the book value per share, the tangible book value per share, and the tangible equity to tangible assets ratio at March 31, 2018 compared to December 31, 2017 was a decline in the market value of debt securities held within the investment portfolio.

Peoples Bancorp Inc. is a diversified financial services holding company with $3.9 billion in total assets, 81 locations, including 71 full-service bank branches, and 77 ATMs in Ohio, West Virginia and Kentucky. Peoples makes available a complete line of banking, investment, insurance and trust solutions through its subsidiaries - Peoples Bank and Peoples Insurance Agency, LLC. Peoples' common shares are traded on the NASDAQ Global Select Market® under the symbol "PEBO", and Peoples is a member of the Russell 3000 index of U.S. publicly-traded companies. Learn more about Peoples at www.peoplesbancorp.com.

Conference Call to Discuss Earnings:

Peoples will conduct a facilitated conference call to discuss first quarter 2018 results of operations today at 11:00 a.m., Eastern Daylight Savings Time, with members of Peoples' executive management participating. Analysts, media and individual investors are invited to participate in the conference call by calling (866) 890-9285. A simultaneous webcast of the conference call audio will be available online via the "Investor Relations" section of Peoples' website, www.peoplesbancorp.com. Participants are encouraged to call or sign in at least 15 minutes prior to the scheduled conference call time to ensure participation and, if required, to download and install the necessary software. A replay of the call will be available on Peoples' website in the "Investor Relations" section for one year.

Use of Non-GAAP Financial Measures:

This news release contains financial information and performance measures determined by methods other than in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Management uses these "non-GAAP" financial measures in its analysis of Peoples' performance and the efficiency of its operations. Management believes that these non-GAAP financial measures provide a greater understanding of ongoing operations and enhance comparability of results with prior periods and peers. These disclosures should not be viewed as substitutes for financial measures determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Below is a listing of the non-GAAP financial measures used in this news release:

◦ Core non-interest expenses are non-GAAP since they exclude the impact of acquisition-related costs and pension settlement charges.
◦ Efficiency ratio is calculated as total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total fee-based income. This measure is non-GAAP since it excludes amortization of other intangible assets and all gains and/or losses included in earnings (which are excluded from total fee-based income), and uses fully tax-equivalent net interest income.
◦ Tangible assets, tangible equity and tangible book value per common share measures are non-GAAP since they exclude the impact of goodwill and other intangible assets acquired through acquisitions on both total stockholders' equity and total assets.
◦ Pre-provision net revenue is defined as net interest income plus total fee-based income minus total non-interest expense. This measure is non-GAAP since it excludes the provision for loan losses and all gains and/or losses included in earnings, which are excluded from total fee-based income.
◦ Return on tangible stockholders' equity is calculated as net income (less after-tax impact of amortization of other intangible assets) divided by tangible stockholders' equity. This measure is non-GAAP since it excludes the after-tax impact of amortization of other intangible assets from earnings and the impact of goodwill and other intangible assets acquired through acquisitions on total stockholders' equity.

A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures is included at the end of this news release under the caption of "Non-GAAP Financial Measures."

Safe Harbor Statement:

Certain statements made in this news release regarding Peoples' financial condition, results of operations, plans, objectives, future performance and business, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by the fact they are not historical facts and include words such as "anticipate," "estimate," "may," "feel," "expect," "believe," "plan," "will," "would," "should," "could" and similar expressions.

These forward-looking statements reflect management's current expectations based on all information available to management and its knowledge of Peoples' business and operations. Additionally, Peoples' financial condition, results of operations, plans, objectives, future performance and business are subject to risks and uncertainties that may cause actual results to differ materially. These factors include, but are not limited to:

(1) the success, impact, and timing of the implementation of Peoples' business strategies, including the successful integration of acquisitions and the expansion of consumer lending activity;
(2) Peoples' ability to integrate acquisitions, including the merger with ASB, which may be unsuccessful, or may be more difficult, time-consuming or costly than expected;
(3) competitive pressures among financial institutions, or from non-financial institutions, which may increase significantly, including product and pricing pressures, changes to third-party relationships and revenues, and Peoples' ability to attract, develop and retain qualified professionals;
(4) changes in the interest rate environment due to economic conditions and/or the fiscal policies of the United States ("U.S.") government and the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which may adversely impact interest rates, interest margins, loan demand and interest rate sensitivity;
(5) uncertainty regarding the nature, timing and effect of legislative or regulatory changes or actions, promulgated and to be promulgated by governmental and regulatory agencies in the State of Ohio, the Federal Deposit Insurance Corporation, the Federal Reserve Board and the Consumer Financial Protection Bureau, which may subject

Peoples, its subsidiaries, or one or more acquired companies to a variety of new and more stringent legal and regulatory requirements which adversely affect their respective businesses, including in particular the rules and regulations promulgated and to be promulgated under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Basel III regulatory capital reform;

(6) uncertainties in Peoples' preliminary review of, and additional analysis of, the impact of the Tax Cuts and Jobs Act;

(7) local, regional, national and international economic conditions and the impact these conditions may have on Peoples, its customers and its counterparties, and Peoples' assessment of the impact, which may be different than anticipated;

(8) Peoples may issue equity securities in connection with future acquisitions, which could cause ownership and economic dilution to Peoples' current shareholders;

(9) changes in prepayment speeds, loan originations, levels of nonperforming assets, delinquent loans and charge-offs, which may be less favorable than expected and adversely impact the amount of interest income generated;

(10) adverse changes in the economic conditions and/or activities, including, but not limited to, continued economic uncertainty in the U.S., the European Union (including the uncertainty surrounding the actions to be taken to implement the referendum by British voters to exit the European Union), Asia, and other areas, which could decrease sales volumes, add volatility to the global stock markets, and increase loan delinquencies and defaults;

(11) deterioration in the credit quality of Peoples' loan portfolio, which may adversely impact the provision for loan losses;

(12) changes in accounting standards, policies, estimates or procedures which may adversely affect Peoples' reported financial condition or results of operations;

(13) Peoples' assumptions and estimates used in applying critical accounting policies, which may prove unreliable, inaccurate or not predictive of actual results;

(14) adverse changes in the conditions and trends in the financial markets, including political developments, which may adversely affect the fair value of securities within Peoples' investment portfolio, the interest rate sensitivity of Peoples' consolidated balance sheet, and the income generated by Peoples' trust and investment activities;

(15) Peoples' ability to receive dividends from its subsidiaries;

(16) Peoples' ability to maintain required capital levels and adequate sources of funding and liquidity;

(17) the impact of minimum capital thresholds established as a part of the implementation of Basel III;

(18) the impact of larger or similar sized financial institutions encountering problems, which may adversely affect the banking industry and/or Peoples' business generation and retention, funding and liquidity;

(19) the costs and effects of new federal and state laws, and regulatory and legal developments, including the outcome of potential regulatory or other governmental inquiries and legal proceedings and results of regulatory examinations;

(20) Peoples' ability to secure confidential information through the use of computer systems and telecommunications networks, including those of Peoples' third-party vendors and other service providers, which may prove inadequate, and could adversely affect customer confidence in Peoples and/or result in Peoples incurring a financial loss;

(21) Peoples' reliance on, and the potential failure of, a number of third party vendors to perform as expected, including its primary core banking system provider;

(22) Peoples' ability to anticipate and respond to technological changes which can impact Peoples' ability to respond to customer needs and meet competitive demands;

(23) changes in consumer spending, borrowing and saving habits, whether due to the recently enacted tax legislation, changes in business and economic conditions, legislative or regulatory initiatives, or other factors, which may be different than anticipated;

(24) the overall adequacy of Peoples' risk management program;

(25) the impact on Peoples' businesses, as well as on the risks described above, of various domestic or international widespread natural or other disasters, pandemics, cyber attacks, civil unrest, military or terrorist activities or international conflicts;

(26) significant changes in the tax laws, which may adversely affect the fair values of deferred tax assets and obligations of states and political subdivisions held in Peoples' investment securities portfolio;

(27) Peoples' continued ability to grow deposits; and

(28) other risk factors relating to the banking industry or Peoples as detailed from time to time in Peoples' reports filed with the SEC, including those risk factors included in the disclosures under the heading "ITEM 1A. RISK FACTORS" of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2017.

Peoples encourages readers of this news release to understand forward-looking statements to be strategic objectives rather than absolute targets of future performance. Peoples undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by applicable legal requirements. Copies of documents filed with the SEC are available free of charge at the SEC's website at http://www.sec.gov and/or from Peoples' website.

As required by U.S. GAAP, Peoples is required to evaluate the impact of subsequent events through the issuance date of its March 31, 2018 consolidated financial statements as part of its Quarterly Report on Form 10-Q to be filed with the SEC. Accordingly, subsequent events could occur that may cause Peoples to update its critical accounting estimates and to revise its financial information from that which is contained in this news release.

PER COMMON SHARE DATA AND SELECTED RATIOS (Unaudited)

| | Three Months Ended | | |
	March 31, 2018	December 31, 2017	March 31, 2017
PER COMMON SHARE:			
Earnings per common share:			
Basic	$ 0.64	$ 0.50	$ 0.49
Diluted	0.64	0.49	0.48
Cash dividends declared per common share	0.26	0.22	0.20
Book value per common share	24.87	25.08	24.25
Tangible book value per common share (a)	17.04	17.17	16.28
Closing stock price at end of period	$ 35.45	$ 32.62	$ 31.66
SELECTED RATIOS:			
Return on average stockholders' equity (b)	10.48%	7.79 %	8.14%
Return on average tangible stockholders' equity (b) (c)	16.14%	12.09 %	12.95%
Return on average assets (b)	1.32%	1.00 %	1.04%
Efficiency ratio (d)	61.75%	62.07 %	64.89%
Pre-provision net revenue to total average assets (b)(e)	1.81%	1.65 %	1.52%
Net interest margin (b)(f)	3.66%	3.63 %	3.55%
Dividend payout ratio (g)	40.64%	44.75 %	41.25%

(a) This amount represents a non-GAAP financial measure since it excludes the balance sheet impact of goodwill and other intangible assets acquired through acquisitions on stockholders' equity. Additional information regarding the calculation of this ratio is included at the end of this news release.

(b) Ratios are presented on an annualized basis.

(c) This amount represents a non-GAAP financial measure since it excludes the after-tax impact of amortization of other intangible assets from earnings and it excludes the balance sheet impact of goodwill and other intangible assets acquired through acquisitions on stockholders' equity. Additional information regarding the calculation of this ratio is included at the end of this news release.

(d) Total non-interest expense (less amortization of other intangible assets) as a percentage of fully tax-equivalent net interest income plus total fee-based income. This amount represents a non-GAAP financial measure since it excludes amortization of other intangible assets, and all gains and/or losses included in earnings (which are excluded from total fee-based income), and uses fully tax-equivalent net interest income. Additional information regarding the calculation of this ratio is included at the end of this news release.

(e) Pre-provision net revenue is defined as net interest income plus total fee-based income minus total non-interest expense. This ratio represents a non-GAAP financial measure since it excludes the provision for loan losses and all gains and/or losses included in earnings (which are excluded from total fee-based income). This measure is a key metric used by federal bank regulatory agencies in their evaluation of capital adequacy for financial institutions. Additional information regarding the calculation of this ratio is included at the end of this news release.

(f) Information presented on a fully tax-equivalent basis.

(g) Ratios are calculated based on dividends declared during the period divided by earnings for the period.

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

(in $000's)		Three Months Ended		
		March 31, 2018	December 31, 2017	March 31, 2017
Total interest income	$	33,226	$ 32,772	$ 29,817
Total interest expense		3,867	3,650	2,872
Net interest income		29,359	29,122	26,945
Provision for loan losses		1,983	1,115	624
Net interest income after provision for loan losses		27,376	28,007	26,321
Net gain on investment securities		1	764	340
Net loss on loans held-for-sale and other real estate owned		(5)	(105)	—
Net gain (loss) on other assets		79	(39)	(3)
Fee-based income:				
Insurance income		4,655	3,343	4,102
Trust and investment income		3,068	3,061	2,682
Electronic banking income		2,785	2,666	2,561
Deposit account service charges		2,120	2,484	2,429
Bank owned life insurance income		468	479	493
Mortgage banking income		351	483	387
Commercial loan swap fees		116	237	268
Other income		1,331	366	412
Total fee-based income		14,894	13,119	13,334
Non-interest expense:				
Salaries and employee benefit costs		15,990	14,590	15,496
Net occupancy and equipment expense		2,866	2,653	2,713
Professional fees		1,718	2,043	1,610
Electronic banking expense		1,528	1,387	1,514
Data processing and software expense		1,322	1,111	1,142
Amortization of other intangible assets		754	913	863
Franchise tax expense		644	496	583
FDIC insurance expense		366	477	433
Communication expense		344	341	410
Marketing expense		325	592	280
Foreclosed real estate and other loan expenses		228	284	196
Other non-interest expense		2,136	2,519	2,091
Total non-interest expense		28,221	27,406	27,331
Income before income taxes		14,124	14,340	12,661
Income tax expense		2,383	5,339	3,852
Net income	$	11,741	$ 9,001	$ 8,809
PER SHARE DATA:				
Earnings per common share – Basic	$	0.64	$ 0.50	$ 0.49
Earnings per common share – Diluted	$	0.64	$ 0.49	$ 0.48
Cash dividends declared per common share	$	0.26	$ 0.22	$ 0.20
Weighted-average common shares outstanding – Basic		18,126,089	18,069,467	18,029,991
Weighted-average common shares outstanding – Diluted		18,256,035	18,240,092	18,192,957
Actual common shares outstanding (end of period)		18,365,035	18,287,449	18,270,508

CONSOLIDATED BALANCE SHEETS

(in $000's)	March 31, 2018 (Unaudited)		December 31, 2017	
Assets				
Cash and cash equivalents:				
Cash and due from banks	$	**55,197**	$	58,121
Interest-bearing deposits in other banks		**17,432**		14,073
Total cash and cash equivalents		**72,629**		72,194
Available-for-sale investment securities, at fair value (amortized cost of $808,689 at March 31, 2018 and $797,732 at December 31, 2017) (a)		**790,910**		795,187
Held-to-maturity investment securities, at amortized cost (fair value of $39,440 at March 31, 2018 and $41,213 at December 31, 2017)		**39,651**		40,928
Other investment securities (a)		**46,756**		38,371
Total investment securities		**877,317**		874,486
Loans, net of deferred fees and costs		**2,402,328**		2,357,137
Allowance for loan losses		**(18,798)**		(18,793)
Net loans		**2,383,530**		2,338,344
Loans held for sale		**3,581**		2,510
Bank premises and equipment, net of accumulated depreciation		**56,247**		52,510
Bank owned life insurance		**62,644**		62,176
Goodwill		**133,111**		133,111
Other intangible assets		**10,709**		11,465
Other assets		**35,161**		34,890
Total assets	$	**3,634,929**	$	3,581,686
Liabilities				
Deposits:				
Non-interest-bearing deposits	$	**570,804**	$	556,010
Interest-bearing deposits		**2,242,377**		2,174,320
Total deposits		**2,813,181**		2,730,330
Short-term borrowings		**203,475**		209,491
Long-term borrowings		**123,481**		144,019
Accrued expenses and other liabilities		**37,977**		39,254
Total liabilities		**3,178,114**		3,123,094
Stockholders' Equity				
Preferred stock, no par value, 50,000 shares authorized, no shares issued at March 31, 2018 and December 31, 2017		**—**		—
Common stock, no par value, 24,000,000 shares authorized, 18,956,838 shares issued at March 31, 2018 and 18,952,385 shares issued at December 31, 2017, including shares in treasury		**344,233**		345,412
Retained earnings (b)		**143,297**		134,362
Accumulated other comprehensive loss, net of deferred income taxes (b)		**(16,062)**		(5,215)
Treasury stock, at cost, 630,440 shares at March 31, 2018 and 702,449 shares at December 31, 2017		**(14,653)**		(15,967)
Total stockholders' equity		**456,815**		458,592
Total liabilities and stockholders' equity	$	**3,634,929**	$	3,581,686

(a) As of January 1, 2018, Peoples adopted ASU 2016-01, resulting in the reclassification of equity securities (including those held in participant accounts in the non-qualified deferred compensation plan) from available-for-sale investment securities to other investment securities. At December 31, 2017, $7.8 million of equity securities were included in available-for-sale investment securities, and at March 31, 2018, $8.4 million of equity securities were included in other investment securities.

(b) As of December 31, 2017, Peoples early adopted ASU 2018-02, reclassifying income tax effects of the Tax Cuts and Jobs Act of $0.9 million from accumulated other comprehensive loss to retained earnings. As of January 1, 2018, Peoples adopted ASU 2014-09, resulting in a reduction to retained earnings of $3.1 million, net of federal income taxes, to reflect uncompleted contracts in the initial application of the guidance, and ASU 2016-01, reclassifying $5.0 million in net unrealized gains on equity securities from accumulated other comprehensive loss to retained earnings.

SELECTED FINANCIAL INFORMATION

(in $000's, end of period)	March 31, 2018 (Unaudited)	December 31, 2017	September 30, 2017 (Unaudited)	June 30, 2017 (Unaudited)	March 31, 2017 (Unaudited)
Loan Portfolio					
Commercial real estate, construction	**$ 107,811**	$ 115,437	$ 119,752	$ 112,169	$ 103,317
Commercial real estate, other	**784,047**	760,567	747,413	750,219	730,055
Commercial and industrial	**489,058**	472,544	443,930	431,473	428,737
Residential real estate	**496,953**	489,387	499,044	512,887	524,212
Home equity lines of credit	**107,730**	109,477	110,787	111,710	110,028
Consumer, indirect	**347,860**	340,719	335,844	306,113	283,762
Consumer, direct	**68,326**	68,157	69,758	69,267	68,670
Deposit account overdrafts	**543**	849	507	521	721
Total loans	**$ 2,402,328**	$ 2,357,137	$ 2,327,035	$ 2,294,359	$ 2,249,502
Total acquired loans (a)	**$ 413,248**	$ 414,847	$ 438,380	$ 463,684	$ 491,819
Total originated loans	**$ 1,989,080**	$ 1,942,290	$ 1,888,655	$ 1,830,675	$ 1,757,683
Deposit Balances					
Non-interest-bearing deposits (b)	**$ 570,804**	$ 556,010	$ 724,846	$ 772,061	$ 785,047
Interest-bearing deposits:					
Interest-bearing demand accounts (b)	**584,563**	593,415	384,261	303,501	292,187
Retail certificates of deposit	**335,843**	338,673	343,122	352,758	353,918
Money market deposit accounts	**364,232**	371,376	388,876	397,211	386,999
Governmental deposit accounts	**341,920**	264,524	289,895	297,560	330,477
Savings accounts	**461,440**	446,714	440,633	443,110	445,720
Brokered certificates of deposit	**154,379**	159,618	93,049	110,943	107,817
Total interest-bearing deposits	**2,242,377**	2,174,320	1,939,836	1,905,083	1,917,118
Total deposits	**2,813,181**	2,730,330	2,664,682	2,677,144	2,702,165
Total demand deposits	**1,155,367**	1,149,425	1,109,107	1,075,562	1,077,234
Asset Quality					
Nonperforming assets (NPAs):					
Loans 90+ days past due and accruing	**$ 1,030**	$ 1,626	$ 3,542	$ 2,583	$ 3,006
Nonaccrual loans	**16,202**	15,692	16,219	16,921	18,293
Total nonperforming loans (NPLs)	**17,232**	17,318	19,761	19,504	21,299
Other real estate owned (OREO)	**99**	208	276	652	677
Total NPAs	**$ 17,331**	$ 17,526	$ 20,037	$ 20,156	$ 21,976
Criticized loans (c)	**116,243**	90,381	96,671	111,480	101,284
Classified loans (d)	**44,661**	46,343	41,233	53,041	56,503
Allowance for loan losses as a percent of NPLs (e)(f)	**109.08%**	108.52%	96.11%	96.47%	86.71%
NPLs as a percent of total loans (e)(f)	**0.72%**	0.73%	0.85%	0.85%	0.95%
NPAs as a percent of total assets (e)(f)	**0.48%**	0.49%	0.56%	0.57%	0.64%
NPAs as a percent of total loans and OREO (e)(f)	**0.72%**	0.74%	0.86%	0.88%	0.98%
Criticized loans as a percent of total loans (e)	**4.84%**	3.83%	4.15%	4.86%	4.50%
Classified loans as a percent of total loans (e)	**1.86%**	1.97%	1.77%	2.31%	2.51%
Allowance for loan losses as a percent of total loans (e)	**0.78%**	0.80%	0.82%	0.82%	0.82%
Capital Information (g)					
Common Equity Tier 1 risk-based capital ratio	**13.28%**	13.23%	13.31%	13.18%	13.05%
Tier 1 risk-based capital ratio	**13.57%**	13.52%	13.60%	13.47%	13.34%
Total risk-based capital ratio (Tier 1 and Tier 2)	**14.31%**	14.39%	14.49%	14.40%	14.27%
Leverage ratio	**9.86%**	9.75%	9.82%	9.72%	9.60%
Common Equity Tier 1 capital	**$ 335,393**	$ 327,172	$ 326,966	$ 318,849	$ 310,856
Tier 1 capital	**342,544**	334,279	334,027	325,865	317,826
Total capital (Tier 1 and Tier 2)	**361,343**	355,977	355,951	348,309	340,147
Total risk-weighted assets	**$ 2,524,970**	$ 2,473,329	$ 2,456,797	$ 2,419,335	$ 2,382,874
Tangible equity to tangible assets (h)	**8.97%**	9.14%	9.20%	9.07%	8.98%

(a) Includes all loans acquired in 2012 and thereafter.
(b) The sum of amounts presented is considered total demand deposits.
(c) Includes loans categorized as a special mention, substandard, or doubtful.
(d) Includes loans categorized as substandard or doubtful.
(e) Data presented as of the end of the period indicated.
(f) Nonperforming loans include loans 90+ days past due and accruing, renegotiated loans and nonaccrual loans. Nonperforming assets include nonperforming loans and OREO.
(g) March 31, 2018 data based on preliminary analysis and subject to revision.
(h) This ratio represents a non-GAAP financial measure since it excludes the balance sheet impact of intangible assets acquired through acquisitions on both total stockholders' equity and total assets. Additional information regarding the calculation of this ratio is included at the end of this news release.

PROVISION FOR LOAN LOSSES INFORMATION (Unaudited)

		Three Months Ended				
(in $000's)		March 31, 2018		December 31, 2017		March 31, 2017
Provision for Loan Losses						
Provision for loan losses	$	**1,842**	$	900	$	400
Provision for checking account overdrafts		**141**		215		224
Total provision for loan losses	$	**1,983**	$	1,115	$	624
Net Charge-Offs						
Gross charge-offs	$	**2,299**	$	1,602	$	1,100
Recoveries		**321**		288		515
Net charge-offs	$	**1,978**	$	1,314	$	585
Net Charge-Offs (Recoveries) by Type						
Commercial real estate, other	$	**827**	$	372	$	(102)
Commercial and industrial		**31**		10		117
Residential real estate		**119**		162		19
Home equity lines of credit		**30**		27		—
Consumer, indirect		**795**		451		277
Consumer, direct		**41**		77		(10)
Deposit account overdrafts		**135**		215		284
Total net charge-offs	$	**1,978**	$	1,314	$	585
As a percent of average gross loans (annualized)		**0.34%**		0.22%		0.11%

SUPPLEMENTAL INFORMATION

(in $000's, end of period)		March 31, 2018 (Unaudited)		December 31, 2017		September 30 2017 (Unaudited)		June 30 2017 (Unaudited)		March 31 2017 (Unaudited)
Trust assets under administration and management	$	**1,447,636**	$	1,452,959	$	1,418,360	$	1,393,435	$	1,362,243
Brokerage assets under administration and management		**882,018**		887,303		862,530		836,192		805,361
Mortgage loans serviced for others	$	**412,154**	$	412,965	$	409,199	$	402,516	$	399,279
Employees (full-time equivalent)		**802**		774		778		775		776

CONSOLIDATED AVERAGE BALANCE SHEETS AND NET INTEREST INCOME (Unaudited)

| (in $000's) | Three Months Ended | | | | | | | | |
| | March 31, 2018 | | | December 31, 2017 | | | March 31, 2017 | | |
	Balance	Income/ Expense	Yield/ Cost	Balance	Income/ Expense	Yield/ Cost	Balance	Income/ Expense	Yield/ Cost
Assets									
Short-term investments	$ 11,291	$ 52	1.87%	$ 17,847	$ 61	1.36%	$ 7,415	$ 15	0.82%
Investment securities (a)(b)	872,793	6,501	2.98%	875,653	6,204	2.83%	862,614	5,976	2.77%
Loans (b)(c):									
Commercial real estate, construction	118,589	1,333	4.50%	120,471	1,312	4.26%	94,215	993	4.22%
Commercial real estate, other	765,076	9,124	4.77%	753,172	9,035	4.69%	734,442	8,423	4.59%
Commercial and industrial	479,792	5,571	4.64%	451,647	5,345	4.63%	433,068	4,545	4.20%
Residential real estate (d)	491,713	5,309	4.32%	496,325	5,455	4.40%	531,457	5,769	4.34%
Home equity lines of credit	108,620	1,271	4.75%	110,610	1,282	4.60%	111,112	1,159	4.23%
Consumer, indirect	343,128	3,130	3.70%	338,615	3,217	3.77%	269,821	2,232	3.35%
Consumer, direct	68,422	1,162	6.89%	69,815	1,300	7.39%	70,206	1,218	7.04%
Total loans	2,375,340	26,900	4.54%	2,340,655	26,946	4.54%	2,244,321	24,339	4.35%
Allowance for loan losses	(18,683)			(18,840)			(18,585)		
Net loans	2,356,657			2,321,815			2,225,736		
Total earning assets	3,240,741	33,453	4.14%	3,215,315	33,211	4.08%	3,095,765	30,330	3.93%
Intangible assets	144,190			143,942			145,546		
Other assets	212,112			202,986			205,040		
Total assets	$ 3,597,043			$ 3,562,243			$ 3,446,351		
Liabilities and Equity									
Interest-bearing deposits:									
Savings accounts	$ 452,882	$ 64	0.06%	$ 443,056	$ 64	0.06%	$ 439,206	$ 59	0.05%
Governmental deposit accounts	291,454	217	0.30%	281,389	205	0.29%	283,605	131	0.19%
Interest-bearing demand accounts	567,252	221	0.16%	565,885	233	0.16%	286,487	78	0.11%
Money market deposit accounts	367,945	226	0.25%	377,839	240	0.25%	398,839	187	0.19%
Retail certificates of deposit	338,226	765	0.92%	342,165	765	0.89%	342,837	726	0.86%
Brokered certificates of deposit	156,645	720	1.86%	138,013	566	1.63%	84,929	306	1.46%
Total interest-bearing deposits	2,174,404	2,213	0.41%	2,148,347	2,073	0.38%	1,835,903	1,487	0.33%
Short-term borrowings	246,481	968	1.59%	189,976	680	1.42%	205,296	251	0.50%
Long-term borrowings	126,101	686	2.20%	158,011	896	2.25%	172,053	1,134	2.66%
Total borrowed funds	372,582	1,654	1.80%	347,987	1,576	1.80%	377,349	1,385	1.48%
Total interest-bearing liabilities	2,546,986	3,867	0.61%	2,496,334	3,649	0.58%	2,213,252	2,872	0.53%
Non-interest-bearing deposits	553,444			569,759			758,446		
Other liabilities	42,381			37,502			35,663		
Total liabilities	3,142,811			3,103,595			3,007,361		
Stockholders' equity	454,232			458,648			438,990		
Total liabilities and equity	$ 3,597,043			$ 3,562,243			$ 3,446,351		
Net interest income/spread (b)		$ 29,586	3.53%		$ 29,562	3.50%		$ 27,458	3.40%
Net interest margin (b)			3.66%			3.63%			3.55%

(a) Average balances are based on carrying value.

(b) Interest income and yields are presented on a fully tax-equivalent basis, using a 21% federal statutory corporate income tax rate for the three months ended March 31, 2018, and a 35% federal statutory corporate income tax rate for the three months ended December 31, 2017 and March 31, 2017.

(c) Average balances include nonaccrual and impaired loans. Interest income includes interest earned and received on nonaccrual loans prior to the loans being placed on nonaccrual status. Loan fees included in interest income were immaterial for all periods presented.

(d) Loans held for sale are included in the average loan balance listed. Related interest income on loans originated for sale prior to the loan being sold is included in loan interest income.

NON-GAAP FINANCIAL MEASURES (Unaudited)

The following non-GAAP financial measures used by Peoples provide information useful to investors in understanding Peoples' operating performance and trends, and facilitate comparisons with the performance of Peoples' peers. The following tables summarize the non-GAAP financial measures derived from amounts reported in Peoples' consolidated financial statements:

	Three Months Ended					
(in $000's)	March 31, 2018		December 31, 2017		March 31, 2017	
Core Non-interest Expense:						
Total non-interest expense	$	28,221	$	27,406	$	27,331
Less: Acquisition-related costs		149		341		—
Less: Pension settlement charges		—		242		—
Core non-interest expense	$	28,072	$	26,823	$	27,331

	Three Months Ended					
(in $000's)	March 31, 2018		December 31, 2017		March 31, 2017	
Efficiency Ratio:						
Total non-interest expense	$	28,221	$	27,406	$	27,331
Less: Amortization of intangible assets		754		913		863
Adjusted non-interest expense	$	27,467	$	26,493	$	26,468
Total fee-based income	$	14,894	$	13,119	$	13,334
Net interest income	$	29,359	$	29,122	$	26,945
Add: Fully tax-equivalent adjustment (a)		227		440		513
Net interest income on a fully tax-equivalent basis	$	29,586	$	29,562	$	27,458
Adjusted revenue	$	44,480	$	42,681	$	40,792
Efficiency ratio		61.75%		62.07%		64.89%
Efficiency Ratio Adjusted for Non-core Items:						
Core non-interest expense	$	28,072	$	26,823	$	27,331
Less: Amortization of intangible assets		754		913		863
Adjusted core non-interest expense	$	27,318	$	25,910	$	26,468
Adjusted revenue	$	44,480	$	42,681	$	40,792
Efficiency ratio adjusted for non-core items		61.42%		60.71%		64.89%

(a) Based on a 21% federal statutory corporate income tax rate for the three months ended March 31, 2018, and a 35% federal statutory corporate income tax rate for the three months ended December 31, 2017 and March 31, 2017.

(in $000's)		At or For the Three Months Ended								
		March 31, 2018		December 31, 2017		September 30, 2017		June 30, 2017		March 30, 2017
Tangible Equity:										
Total stockholders' equity	$	456,815	$	458,592	$	457,386	$	451,353	$	443,009
Less: goodwill and other intangible assets		143,820		144,576		143,859		144,692		145,505
Tangible equity	$	312,995	$	314,016	$	313,527	$	306,661	$	297,504
Tangible Assets:										
Total assets	$	3,634,929	$	3,581,686	$	3,552,412	$	3,525,126	$	3,459,276
Less: goodwill and other intangible assets		143,820		144,576		143,859		144,692		145,505
Tangible assets	$	3,491,109	$	3,437,110	$	3,408,553	$	3,380,434	$	3,313,771
Tangible Book Value per Common Share:										
Tangible equity	$	312,995	$	314,016	$	313,527	$	306,661	$	297,504
Common shares outstanding		18,365,035		18,287,449		18,281,194		18,279,036		18,270,508
Tangible book value per common share	$	17.04	$	17.17	$	17.15	$	16.78	$	16.28
Tangible Equity to Tangible Assets Ratio:										
Tangible equity	$	312,995	$	314,016	$	313,527	$	306,661	$	297,504
Tangible assets	$	3,491,109	$	3,437,110	$	3,408,553	$	3,380,434	$	3,313,771
Tangible equity to tangible assets		8.97%		9.14%		9.20%		9.07%		8.98%

(in $000's)		Three Months Ended				
		March 31, 2018		December 31, 2017		March 31, 2017
Pre-Provision Net Revenue:						
Income before income taxes	$	14,124	$	14,340	$	12,661
Add: provision for loan losses		1,983		1,115		624
Add: net loss on OREO		5		105		—
Add: net loss on other assets		—		39		3
Less: net gain on investment securities		1		764		340
Less: net gain on other assets		79		—		—
Pre-provision net revenue	$	16,032	$	14,835	$	12,948
Pre-provision net revenue	$	16,032	$	14,835	$	12,948
Total average assets	$	3,597,043	$	3,562,243	$	3,446,351
Pre-provision net revenue to total average assets (annualized)		1.81%		1.65%		1.52%

(in $000's)	At or For the Three Months Ended					
	March 31, 2018		December 31, 2017		March 31, 2017	
Annualized Net Income Excluding Amortization of Other Intangible Assets:						
Net income	$	11,741	$	9,001	$	8,809
Add: amortization of other intangible assets		754		913		863
Less: tax effect (a) of amortization of other intangible assets		158		320		302
Net income excluding amortization of other intangible assets	$	12,337	$	9,594	$	9,370
Days in the period		90		92		90
Days in the year		365		365		365
Annualized net income	$	47,616	$	35,710	$	35,725
Annualized net income excluding amortization of other intangible assets	$	50,033	$	38,063	$	38,001
Average Tangible Stockholders' Equity:						
Total average stockholders' equity	$	454,232	$	458,648	$	438,990
Less: average goodwill and other intangible assets		144,190		143,942		145,546
Average tangible stockholders' equity	$	310,042	$	314,706	$	293,444
Return on Average Stockholders' Equity Ratio:						
Annualized net income	$	47,616	$	35,710	$	35,725
Average stockholders' equity	$	454,232	$	458,648	$	438,990
Return on average stockholders' equity		10.48%		7.79%		8.14%
Return on Average Tangible Stockholders' Equity Ratio:						
Annualized net income excluding amortization of other intangible assets	$	50,033	$	38,063	$	38,001
Average tangible stockholders' equity	$	310,042	$	314,706	$	293,444
Return on average tangible stockholders' equity		16.14%		12.09%		12.95%

(a) Tax effect is calculated using a 21% federal statutory corporate income tax rate for the three months ended March 31, 2018, and a 35% federal statutory corporate income tax rate for the three months ended December 31, 2017 and March 31, 2017.

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